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                          June 18, 2024

       Mary Dean Hall
       Executive Vice President and Chief Financial Officer
       Ingevity Corp
       4920 O'Hear Avenue Suite 400
       North Charleston, SC 29405

                                                        Re: Ingevity Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Response dated May
6, 2024
                                                            File No. 001-37586

       Dear Mary Dean Hall:

              We have reviewed your May 6, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 23, 2024 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Reconciliation of Net Income to Adjusted EBITDA, page 37

   1.                                                   We reference your
response to prior comment 5. It appears the non-
                                                        GAAP adjustment related
to the $19.7 million of inventory charges represent normal
                                                        operating expenses
necessary to operate your business and are not consistent with the guidance in Question
100.01 of the Division of Corporation Finance's Compliance
                                                        & Disclosure
Interpretations on Non-GAAP Financial Measures. Please revise future filings to no longer
exclude these adjustments from any non-GAAP performance measure.
 Mary Dean Hall
Ingevity Corp
June 18, 2024
Page 2



       Please contact Kristin Lochhead at 202-551-3664 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,
FirstName LastNameMary Dean Hall
                                                         Division of
Corporation Finance
Comapany NameIngevity Corp
                                                         Office of Industrial
Applications and
June 18, 2024 Page 2                                     Services
FirstName LastName